Terms of the Notes

The Contingent Income Auto-Callable Yield Notes Linked to a Basket of Stocks (the “Notes”) provide a monthly Contingent Coupon Payment of $9.1667 on the applicable Contingent Payment Date if, on any monthly Observation Date, the Observation Value of the Basket is greater than or equal to the Coupon Barrier. Beginning in March 2022, if the Observation Value of the Basket is greater than or equal to the Call Value any Observation Date (other than the final Observation Date), the Notes will be automatically called, in whole but not in part, at 100% of the principal amount, together with the relevant Contingent Coupon Payment. No further amounts will be payable following an Automatic Call. If the Notes are not automatically called, at maturity you will receive the Redemption Amount, calculated as described under “Redemption Amount Determination”.

Issuer:	BofA Finance LLC (“BofA Finance”)
Guarantor:	Bank of America Corporation (“BAC”)
Term:	Approximately 2.75 years, unless previously automatically called.
Basket:	An equally weighted basket comprised of the common stock of Cleveland-Cliffs Inc., the common stock of Freeport-McMoRan Inc., the common stock of Alcoa Corporation and the common stock of United States Steel Corporation (“the Basket”).
Pricing and Issue Dates*:	September 27, 2021 and September 30, 2021, respectively.
Observation Dates†*:	Monthly. Please see the Preliminary Pricing Supplement for further details.
Call Value:	100% of the Starting Value.
Coupon Barrier:	70% of the Starting Value.
Threshold Value:	60% of the Starting Value.
Contingent Coupon Payment*:	If, on any monthly Observation Date, the Observation Value is greater than or equal to the Coupon Barrier, we will pay a Contingent Coupon Payment of $9.1667 per $1,000 in principal amount of Notes (equal to a rate of 0.91667% per month or 11.00% per annum) on the applicable Contingent Payment Date (including the Maturity Date).
Automatic Call:	Beginning in March 2022, all (but not less than all) of the Notes will be automatically called if the Observation Value is greater than or equal to the Call Value on any Observation Date (other than the final Observation Date). If the Notes are automatically called, the Early Redemption Amount will be paid on the applicable Contingent Payment Date. No further amounts will be payable following an Automatic Call.
Early Redemption Amount:	For each $1,000 in principal amount of Notes, $1,000 plus the applicable Contingent Coupon Payment.
Initial Estimated Value Range:	$900.00-$940.00 per $1,000 in principal amount of Notes.
Underwriting Discount:*	$35.00 (3.50% of the public offering price) per $1,000 in principal amount of Notes.
CUSIP:	09709URP5
Preliminary Pricing Supplement:	https://www.sec.gov/Archives/edgar/data/70858/000148105721004822/form424b2.htm
* Subject to change. † Subject to adjustment. Please see the Preliminary Pricing Supplement for further details.

Redemption Amount Determination

(assuming the Notes have not been automatically called)

Hypothetical Returns at Maturity

Basket Return	Redemption Amount per Note	Return on the Notes(1)
60.00%	$1,009.1667 (2)	0.91667%
50.00%	$1,009.1667	0.91667%
40.00%	$1,009.1667	0.91667%
30.00%	$1,009.1667	0.91667%
20.00%	$1,009.1667	0.91667%
10.00%	$1,009.1667	0.91667%
5.00%	$1,009.1667	0.91667%
2.00%	$1,009.1667	0.91667%
0.00%	$1,009.1667	0.91667%
-10.00%	$1,009.1667	0.91667%
-30.00%(3)	$1,009.1667	0.91667%
-30.01%	$1,000.00	0.00%
-40.00%(4)	$1,000.00	0.00%
-40.01%	$599.90	-40.01%
-60.00%	$400.00	-60.00%
-100.00%	$0.00	-100.00%

(1)    The “Return on the Notes” is calculated based on the Redemption Amount and potential final Contingent Coupon Payment, not including any Contingent Coupon Payments paid prior to maturity.

(2)    This amount represents the sum of the principal amount and the final Contingent Coupon Payment.

(3)    This is the Basket Return which corresponds to the Coupon Barrier.

(4)    This is the Basket Return which corresponds to the Threshold Value.

Risk Factors

•	Your investment may result in a loss; there is no guaranteed return of principal.
•	Your return on the Notes is limited to the return represented by the Contingent Coupon Payments, if any, over the term of the Notes.
•	The Notes are subject to a potential Automatic Call, which would limit your ability to receive the Contingent Coupon Payments over the full term of the Notes.
•	You may not receive any Contingent Coupon Payments and the Notes do not provide for any regular fixed coupon payments.
•	The Contingent Coupon Payment, Early Redemption Amount or Redemption Amount, as applicable, will not reflect the prices of the Basket Components other than on the Observation Dates.
•	Your return on the Notes may be less than the yield on a conventional debt security of comparable maturity.
•	Any payment on the Notes is subject to the credit risk of BofA Finance and the Guarantor, and actual or perceived changes in BofA Finance’s or the Guarantor’s creditworthiness are expected to affect the value of the Notes.
•	The public offering price you pay for the Notes will exceed their initial estimated value.
•	We cannot assure you that a trading market for your Notes will ever develop or be maintained.
•	Alcoa Corporation has limited actual historical information.
•	Changes in the price of one of the Basket Components may be offset by changes in the price of the other Basket Components.
•	The terms of the Notes will not be adjusted for all corporate events that could affect an issuer of a Basket Component.

You may revoke your offer to purchase the Notes at any time prior to the time at which we accept such offer on the date the Notes are priced. We reserve the right to change the terms of, or reject any offer to purchase, the Notes prior to their issuance. In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

Please see the Preliminary Pricing Supplement for complete product disclosure, including related risks and tax disclosure.

This fact sheet is a summary of the terms of the Notes and factors that you should consider before deciding to invest in the Notes. BofA Finance has filed a registration statement (including preliminary pricing supplement, product supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this fact sheet relates. Before you invest, you should read this fact sheet together with the Preliminary Pricing Supplement dated September 8, 2021, Product Supplement STOCK-1 dated January 8, 2020 and Prospectus Supplement and Prospectus dated December 31, 2019 to understand fully the terms of the Notes and other considerations that are important in making a decision about investing in the Notes. If the terms described in the applicable Preliminary Pricing Supplement are inconsistent with those described herein, the terms described in the applicable Preliminary Pricing Supplement will control. You may get these documents without cost by visiting EDGAR on the SEC Web site at sec.gov or by clicking on the hyperlinks to each of the respective documents incorporated by reference in the Preliminary Pricing Supplement. Alternatively, BofA Finance, any agent or any dealer participating in this offering will arrange to send you the Preliminary Pricing Supplement, Product Supplement STOCK-1 and Prospectus Supplement and Prospectus if you so request by calling toll-free at 1-800-294-1322.